International Business Machines Corporation (IBM)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

IBM Shareholder since 2012

Please Vote for Proposal 5, Independent Board Chairman and the Complimentary Proposal 4, Improved Right to Call for a Special Shareholder Meeting

It is especially important to have an independent Board Chairman at an underperforming company like IBM. Boeing is another underperforming company and Boeing agreed to have an independent Board Chairman to settle a lawsuit against its directors who were asleep at the wheel leading up to the Boeing 737 MAX crisis.

Plus our current Lead Director can be called the poster boy for exactly what you do not want to have in a Lead Director – An executive who served in the dual role of chairman and chief executive officer at another company.

Our Lead Director, Mr. Alex Gorsky served in the dual role of chairman and chief executive officer at Johnson & Johnson. Thus Mr. Gorsky has a special perspective on how a Lead Director can behave in order to get along with the IBM executive in the dual role of chairman and chief executive officer, Mr. Arvind Krishna.

Mr. Krishna and Mr. Gorsky thus have a common bond that may not be in the best interest of shareholders. It is like having the CEO at one company as the Chairman of the committee that determines CEO pay at another company. It is also like belonging to the same fraternity.

The Independent Board Chairman topic won 41% support at our 2021 annual meeting. This is impressive given that the management opposition to this topic gets a ton of automatic votes.

When there is a common bond between the IBM Chairman/CEO and the IBM Lead Director it is especially important to have an enhanced shareholder right to call for a special shareholder meeting, Proposal 4, to be more readily able to call special meeting to vote a Lead Director out of office.

Just giving shareholders the power to more readily call a special shareholder meeting may well trigger better Lead Director performance for a Lead Director with a common bond with our Chairman/CEO.

Please Vote for Proposal 5, Independent Board Chairman and the Complimentary Proposal 4, Improved Right to Call for a Special Shareholder Meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.